Mail Stop 4561

October 31, 2008

Ming Hsieh, Chief Executive Officer
Cogent, Inc.
209 Fair Oaks Avenue
South Pasadena, California 91030

> **Re:** **Cogent, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed on March 3, 2008**
> **Form 10-K/A for the fiscal year ended December 31, 2007**
> **Filed on April 29, 2008**
> **Form 10-Q for the fiscal quarter ended March 31, 2008**
> **Filed on May 27, 2008**
> **File No. 000-50947**

Dear Mr. Hsieh:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Note 3 to your financial statements indicates that your investment securities, other than government securities, accounted for a substantial percentage of your total assets as of December 31, 2007. Please tell us whether you believe you are not subject to the Investment Company Act of 1940. Provide us with a detailed analysis and tell us whether you are relying on Rule 3a-8 of the Investment Company Act of 1940 for certain research and development companies.

Business, page 1

2.   We note your statement on page 14 under "Backlog" that many of your U.S. government
        contracts are subject to "re-negotiation, budget constraints and termination at the option
        of the customer." We also note your statement in a risk factor on page 17 that
        substantially all of your revenues are derived from government contracts of varying
        types. Please tell us what consideration you gave to providing a materially complete,
        quantified description of the part of your business that may be subject to renegotiation of
        profits or termination of contracts or subcontracts at the election of the government.
        Please see Item 101(c)(1)(ix) of Regulation S-K.

3.   You disclose in the risk factors on page 20 that your business is subject to "extensive
        government regulation" and that your failure to comply with applicable regulations could
        subject you to penalties. Please tell us what consideration you gave to including a
        discussion of these extensive regulations to which you are subject in your business
        section.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 33

4.   We note that a substantial percentage of your total assets consists of marketable securities
        as of December 31, 2007. Please discuss the nature of the marketable securities that
        constitute these investments and the criteria that management utilizes to make investment
        decisions. Please also include a discussion of whether the decisions about the size of the
        investment portfolio and changes to its composition are made in accordance with any
        strategic plan or goal of management. Consider whether a discussion of any material
        risks regarding ownership of these investments, such as any volatility with respect to the
        securities and the potential impact on the company's assets, is warranted in the risk factor
        section.

Exhibits

5.   Please provide us with an analysis as to why you have determined that the following
        agreements are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K:

        •   Agreement with the National Electoral Council of Venezuela, from whom you
            derived over 10% of your revenues for the years ended December 31, 2005, 2006,
            and 2007; and

        •   Repurchase agreement with Morgan Stanley & Co. entered into on November 30,
            2007.

Form 10-K/A for the Fiscal Year Ended December 31, 2007

Item 11. Executive Compensation, page 4

Compensation Discussion and Analysis, page 4

6.   You state that you engage in competitive benchmarking of compensation but have not identified the benchmark. Your disclosure should address how you determined total compensation or the elements thereof in light of the benchmarks used. For instance, if the compensation committee set the benchmark at a certain range or percentile of the compensation opportunity provided by the component companies, the range or percentile should be disclosed. See Item 402(b)(2)(xiv) of Regulation S-K.

Director Compensation, page 16

7.   Please disclose in the footnotes to the director compensation table the grant date fair value of each option award computed in accordance with FAS 123R. See instruction to Item 402(k)(2)(iii) and (iv), SEC Release 34-55009, and Regulation S-K Compliance and Disclosure Interpretation Question 127.03 available on our website. We note that in response to comment 11 of our letter dated August 21, 2007 relating to your executive compensation and other related disclosure for the fiscal year ended December 31, 2006, you stated that you would provide this information in future filings.

Compensation Committee Interlocks and Insider Participation, page 16

8.   We note your statements in response to Item 407(e)(4)(i) of Regulation S-K. Please confirm, in response to Item 407(e)(4)(iii), that no executive officer of Cogent has served on the board of directors or compensation committee of any other entity that has or has had one or more executive officers who served as a member of Cogent's Board of Directors or compensation committee during the 2007 fiscal year.

Procedures for Approval of Related Party Transactions, page 18

9.   We note your response to comment 3 of our letter dated November 29, 2007 relating to your executive compensation and other related disclosure for the fiscal year ended December 31, 2006. Please tell us whether you have any procedures in place for ensuring that all transactions required to be disclosed under paragraph (a) of Item 404 of Regulation S-K are brought to the attention of your audit committee. Additionally, tell us whether the audit committee in fact reviewed any transactions during fiscal year 2007 to determine whether they were within the scope of paragraph (a) of Item 404.

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

Item 9A. Controls and Procedures, page 29

10.   You state that your principal executive and financial officers concluded that as of March 31, 2008, your disclosure controls and procedures were effective at the reasonable assurance level. Please explain how management considered the impact of management's failure to timely file its quarterly report on Form 10-Q for the period ended March 31, 2008 in reaching the conclusion that your disclosure controls and procedures were effective. Please tell us the factors you considered in making your effectiveness determination and specify the factors that support your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and <u>reported within the time periods specified</u> in the Commission's rules and forms.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    You may contact Jan Woo, Staff Attorney, at (202) 551-3453. If you require further assistance you may contact me at (202) 551-3457. If, thereafter, you need further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                            Sincerely,

                                            Maryse Mills-Apenteng
                                            Staff Attorney

cc: Via facsimile (858) 720-5125
        Scott M. Stanton
        Morrison & Foerster LLP